NO ACT

DC 18
3-1-10

Act: 1934
Section: 15D
Rule:
Public
Availability: 3/8/2010



10010746

March 8, 2010



Received SEC
MAR 08 2010
Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: i2 Technologies, Inc.
Incoming letter dated March 1, 2010

Based on the facts presented, the Division will not object if i2 stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2009. In reaching this position, we note that i2 has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8 and S-3, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, i2 will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Kim McManus
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 8, 2010

Mail Stop 4561

David P. Lewis
DLA Piper LLP
2525 East Camelback Road, Suite 1000
Phoenix, Arizona 85016-4232

Re: i2 Technologies, Inc..

Dear Mr. Lewis:

In regard to your letter of March 1, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



DLA Piper LLP (US)
2525 East Camelback Road, Suite 1000
Phoenix, Arizona 85016-4232
www.dlapiper.com

David P. Lewis
david.lewis@dlapiper.com
T 480.606.5126
F 480.606.5526

Rule 12h-3 of the Securities Exchange Act of 1934
Section 15(d) of the Securities Exchange Act of 1934

March 1, 2010

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: i2 Technologies, Inc. (File No. 000-28030)

Ladies and Gentlemen,

We are writing on behalf of i2 Technologies, Inc., a Delaware corporation ("***i2***"), to request that a no-action letter be issued advising us that the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concurs in i2's view that the effectiveness, or automatic updating pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "***Securities Act***"), of i2's registration statements on Form S-3 and Form S-8 during the fiscal year ended December 31, 2009 would not preclude i2 from relying on Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to suspend i2's duty to file with the Commission the reports required by Section 13(a) and Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year ended December 31, 2009, including the suspension of i2's duty to file on or before March 16, 2010 its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "***2009 10-K***") and subsequent reports. Unless otherwise indicated, each reference herein to a "Section" or a "Rule" is to the corresponding Exchange Act section or rule promulgated thereunder, respectively.

i2 has authorized us to make the statements set forth in this letter on its behalf.

I. Background

On November 4, 2009, i2 entered into an Agreement and Plan of Merger (the "***Merger Agreement***") with JDA Software Group, Inc., a Delaware corporation ("***JDA***"), and Alpha Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of JDA ("***Merger Sub***"), providing for, among other things, the merger of Merger Sub with and into i2 (the "***Merger***"), with i2 continuing as the surviving corporation and a wholly-owned subsidiary of JDA.

On January 28, 2010, following the approval of the Merger by i2's stockholders at a duly called stockholders' meeting, the Merger became effective as a result of the filing of a Certificate of Merger with the Secretary of State of the State of Delaware. As a result of the Merger, (i) the separate corporate existence of Merger Sub ceased, (ii) i2 survived as a direct, wholly owned subsidiary of JDA, (iii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger was



converted into one share of i2 common stock, par value $0.00025 per share ("***i2 Common Stock***"), and (iv) each share of i2 Common Stock outstanding immediately prior to the Merger (other than shares of i2 Common Stock held in treasury or reserved for issuance by i2 and shares of i2 Common Stock held by JDA, Merger Sub or direct or indirect subsidiaries of i2, all of which were canceled and extinguished) was canceled, extinguished and automatically converted into the right to receive 0.2562 of a share of JDA common stock and $12.70 in cash (the "***Merger Consideration***"), provided, however, that holders of i2 Common Stock did not become entitled to receive any fractional JDA shares in the Merger and became, in lieu thereof, entitled to receive a cash payment equal to the fraction of a share of JDA's common stock to which the holder would otherwise have been entitled multiplied by the average closing price of JDA's common stock on the Nasdaq Global Select Market for the five consecutive trading days through and including January 25, 2010, or $26.65. No stockholders of i2 validly exercised and perfected appraisal rights under Delaware law with respect to their shares of i2 Common Stock.

Also, pursuant to the Merger Agreement, (i) each issued and outstanding share of i2's Series B 2.5% Convertible Preferred Stock, par value $1,000 per share ("***i2 Preferred Stock***"), outstanding immediately prior to the Merger was canceled, extinguished and automatically converted into the right to receive $1,100.00 per share in cash, plus all accrued and unpaid dividends through the effective time of the Merger, (ii) each outstanding option to purchase i2 Common Stock ("***i2 Options***") was canceled, extinguished and automatically converted into the right to receive the Merger Consideration with respect to the number of shares of i2 Common Stock that would have been issuable upon a net exercise of such option, (iii) each outstanding restricted stock unit award ("***i2 RSUs***") became fully vested (except that if the applicable award agreement provided that a lesser percentage became vested upon consummation of the Merger, such award only became vested as to such lesser percentage) and was canceled and extinguished and the holder of such award became entitled to receive the applicable Merger Consideration for each share of i2 Common Stock into which the vested portion of the award would otherwise have been convertible, and (iv) each outstanding warrant to purchase i2 Common Stock ("***i2 Warrants***") ceased to represent a right to acquire shares of i2 Common Stock, were assumed by JDA and automatically converted into a warrant of JDA pursuant to which the holders thereof became entitled to receive, upon exercise of such warrant following the Merger but prior to the expiration date of such warrant, the Merger Consideration that such holders would have been entitled to receive in the Merger had they exercised their i2 Warrants for shares of i2 Common Stock immediately prior to the consummation of the Merger.

Prior to January 28, 2010 (the "***Rights Termination Date***"), each share of i2 Common Stock carried with it associated rights ("***Preferred Stock Purchase Rights***") to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share, issued pursuant to the Rights Agreement dated as of January 17, 2002 between i2 and Mellon Investor Services LLC, as amended (the "***Rights Agreement***"). The Preferred Stock Purchase Rights were registered under the Exchange Act but did not trade separately from the associated shares of i2 Common Stock and were never registered under the Securities Act. Pursuant to the terms of the Rights Agreement, the Preferred Stock Purchase Rights terminated on the Rights Termination Date.

Prior to the Merger, the only securities of i2 that were outstanding were the i2 Common Stock, i2 Preferred Stock, i2 Options, i2 RSUs, i2 Warrants, and (prior to the Rights Termination Date) the Preferred Stock Purchase Rights. Following the Merger, the only securities that remained outstanding were shares of i2 Common Stock, all of which became owned by JDA as a result of the Merger.

Prior to the Merger, the i2 Common Stock was registered under Section 12(b) of the Exchange Act and was listed for trading on the NASDAQ Global Market ("***Nasdaq***"). On January 28, 2010,



following the consummation of the Merger and in accordance with Nasdaq rules, i2 provided written notice to Nasdaq that i2 was no longer a public entity and requested that Nasdaq remove the i2 Common Stock from listing and trading on Nasdaq. On January 28, 2010, Nasdaq filed with the Commission, in accordance with Rule 12d2-2(a) of the Exchange Act, a Form 25 to remove the i2 Common Stock from listing on Nasdaq. Pursuant to Rule 12d2-2, the delisting of the i2 Common Stock became effective ten days after the filing of the Form 25. In addition, on or before March 16, 2010, i2 will file with the Commission, in accordance with Rule 12g-4, a certification on Form 15 to terminate i2's registration under Section 12(g) of the Exchange Act with respect to the i2 Common Stock and the Preferred Stock Purchase Rights.

i2 represents that, subject to the Staff's concurrence with the request set forth in this letter, pursuant to Rule 12h-3 it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) with respect to the i2 Common Stock. i2 represents that it will file such Form 15 only after obtaining the relief sought by this letter but no later than the due date for filing the 2009 10-K (assuming that the relief sought by this letter has been obtained prior to such date).

II. Registration Statements

A. Pre-Fiscal Year 2009 Registration Statements

As set forth in greater detail on Annex A attached hereto, at the effective time of the Merger, i2 had on file 13 registration statements on Form S-8 that had become effective prior to the end of i2's fiscal year ended December 31, 2008 (the "***Pre-FY 2009 Registration Statements***"). Since the Pre-FY 2009 Registration Statements covered unsold securities at the time of the filing of i2's Annual Report on Form 10-K for its fiscal year ended December 31, 2008 (the "***2008 Form 10-K***"), each of these registration statements was automatically updated for purposes of Section 10(a)(3) of the Securities Act on March 12, 2009 when i2 filed its 2008 Form 10-K. The 13 registration statements on Form S-8 registered issuances of i2 Common Stock pursuant to a number of stock plans, option plans and award programs and agreements. These registration statements became effective between 1996 and 2006.

On February 4, 2010, i2 filed post-effective amendments to each of the Pre-FY 2009 Registration Statements to deregister and remove all securities under those registration statements that remained unsold. All such post-effective amendments became effective automatically upon filing.

B. Fiscal Year 2009 Registration Statements

As set forth in greater detail on Annex A attached hereto, at the effective time of the Merger, i2 had on file one registration statement on Form S-8 and one registration statement on Form S-3 (converted from Form S-1 to Form S-3) that had become effective during i2's fiscal year ended December 31, 2009 (the "***FY 2009 Registration Statements***"). The FY 2009 Registration Statements are described below:

- Registration statement on Form S-8 filed on April 27, 2009 (File No. 333-158815), registering 1,092,398 shares of i2 Common Stock for issuance pursuant to i2's 1995 Stock Option/Stock Issuance Plan. This registration statement became effective automatically upon filing on April 27, 2009.

- Registration statement on Form S-1 filed on January 9, 2009 (File No. 333-156638) registering the resale of 5,402,543 shares of i2 Common Stock issuable to the sole



holder of i2 Preferred Stock upon conversion of its i2 Preferred Stock. A pre-effective amendment on Form S-1 was filed on February 18, 2009. The Commission declared this registration statement on Form S-1 effective on March 3, 2009. On April 27, 2009, i2 filed a post-effective amendment to Form S-1 on Form S-3 to convert this registration statement to Form S-3, and on May 5, 2009, the Commission declared the post-effective amendment to Form S-1 on Form S-3 effective.

On February 4, 2010, i2 filed post-effective amendments to each of the FY 2009 Registration Statements to deregister and remove all securities under these registration statements that remained unsold. Such post-effective amendment with respect to the FY 2009 Registration Statement on Form S-8 became effective automatically upon filing, and such the post-effective amendment with respect to the FY 2009 Registration Statement on Form S-3 was declared effective by the Commission on February 16, 2010.

III. Exchange Act Reporting Obligations

Prior to the Merger, the only securities of i2 that were outstanding were the i2 Common Stock, i2 Preferred Stock, i2 Options, i2 RSUs, i2 Warrants, and (prior to the Rights Termination Date) the Preferred Stock Purchase Rights. Following the Merger, the only securities that remained outstanding were shares of i2 Common Stock, all of which became owned by JDA as a result of the Merger.

i2 currently has the following reporting obligations under the Exchange Act with respect to the i2 Common Stock and the Preferred Stock Purchase Rights, and has reporting obligations that have been suspended with respect to its 5.25% Convertible Subordinated Notes due December 15, 2006 (the "*i2 Notes*"), none of which notes are outstanding. i2 does not have reporting obligations under the Exchange Act with respect any other securities.

Prior to the Merger, i2 had reporting obligations under Section 13(a) of the Exchange Act with respect to the i2 Common Stock as a result of the registration of such securities under Section 12(b) of the Exchange Act. Upon the effectiveness of the delisting of the i2 Common Stock from the Nasdaq in accordance with Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder, i2's duty to file reports under Section 13(a) of the Exchange Act as a result of the registration of the i2 Common Stock under Section 12(b) of the Exchange Act was suspended pursuant to Rule 12d2-2(d)(5).

The Preferred Stock Purchase Rights were registered pursuant to Section 12(g) of the Exchange Act. Prior to the registration of the i2 Common Stock under Section 12(b) of the Exchange Act, the i2 Common Stock was also registered pursuant to Section 12(g) of the Exchange Act, and the delisting of the i2 Common Stock under Section 12(b) revived i2's reporting obligations with respect to the i2 Common Stock and Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act. i2 will file a Form 15 to terminate the registration of the i2 Common Stock and the Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act pursuant to Rule 12g-4(a)(1). Pursuant to Rule 12g-4(a), the termination of the registration of the i2 Common Stock and Preferred Stock Purchase Rights under Section 12(g) of the Exchange Act will become effective 90 days after i2's filing of the Form 15 unless an earlier date is determined by the Commission. Pursuant to Rule 12g-4(b), i2's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations thereunder because of the registration of the i2 Common Stock and the Preferred Stock Purchase Rights under Section 12(g) will be suspended immediately upon i2's filing of the Form 15, and no other reporting obligations under Section 12(g) will arise pursuant to Rule 12g-2 with respect to the i2 Common Stock or Preferred Stock Purchase



Rights. Other than as described above, i2 has no other class of equity securities which is registered or required to be registered pursuant to Section 12(g) of the Exchange Act.

Upon the delisting of the i2 Common Stock under Section 12(b), and the suspension of i2's Exchange Act reporting obligations relating to the i2 Common Stock under Section 12(b) and Section 12(g) and the Preferred Stock Purchase Rights under Section 12(g), however, i2 will again become subject to the reporting obligations of Section 15(d) with respect to the i2 Common Stock because the FY 2009 Registration Statements became effective in i2's fiscal year ended December 31, 2009, and also because the Pre-FY 2009 Registration Statements were automatically updated during i2's fiscal year ended December 31, 2009 pursuant to Section 10(a)(3) of the Securities Act. i2 will satisfy the requirements under Rule 12h-3 to suspend its reporting obligations with respect to the i2 Common Stock under Section 15(d) but for the provisions of paragraph (c) of Rule 12h-3. The Preferred Stock Purchase Rights were never registered under the Securities Act and, therefore, i2 has never had reporting obligations under Section 15(d) with respect to the Preferred Stock Purchase Rights. Although the i2 Notes were registered under the Securities Act on a registration statement on Form S-3 (File No. 333-31342), which was declared effective in April 2000, and, therefore, i2 previously had reporting obligations under Section 15(d) with respect to the i2 Notes, no i2 Notes were outstanding as of the beginning of fiscal years 2007, 2008, 2009 or 2010, and, consequently, under Section 15(d), i2's Section 15(d) reporting obligations with respect to the i2 Notes were automatically suspended at the beginning of fiscal year 2007 and re-suspended at the beginning of each subsequent fiscal year because the i2 Notes were held of record by less than 300 persons at such times. Accordingly, other than the i2 Common Stock, i2 has no other class of securities with respect to which it has reporting obligations under Section 15(d) that have not been suspended.

IV. <u>Discussion</u>

Rule 12h-3 permits an issuer to suspend its reporting obligations under Section 15(d) with respect to a class of securities if the issuer has filed all reports required by Section 13(a) for its most recent three fiscal years and the portion of the current year in which the Form 15 is filed and the securities are held of record by less than 300 persons. As a result of the Merger, i2 qualifies for the suspension of its reporting obligations under Section 15(d) pursuant to Rule 12h-3 in respect of the i2 Common Stock but for the provisions of paragraph (c) of Rule 12h-3.

Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class became effective under the Securities Act or is required to be updated for purposes of Section 10(a)(3) under the Securities Act through a company's Exchange Act filings. Each of i2's FY 2009 Registration Statements became effective in fiscal year 2009, and each of i2's Pre-FY 2009 Registration Statements was automatically updated in fiscal year 2009 for purposes of Section 10(a)(3) of the Securities Act when i2 filed its 2009 Form 10-K because at the time of such filing securities remained unsold under such Pre-FY 2009 Registration Statements.

Therefore, these filings will bring i2 within the scope of Rule 12h-3(c). i2 represents that it will file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) pursuant to Rule 12h-3 with respect to the i2 Common Stock after obtaining the relief sought by this letter, but no later than the due date for filing its 2009 10-K (assuming that the relief sought by this letter has been obtained prior to such date).



As a result of the Merger, we respectfully submit that i2 should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c), for the following reasons:

- i2 will meet the requirements of Rules 12h-3(a) and (b);
- Section 15(d)'s purpose of providing current information to purchasers and the investing public will not be at issue as to i2;
- The benefits of periodic reporting by i2 will not outweigh the burdens of making such filings; and
- The Commission has frequently recognized in situations very similar to i2's that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations.

The issues presented in this letter are, with respect to the i2 Common Stock, whether the normal course updating of the Pre-FY 2009 Registration Statements and the effectiveness of the FY 2009 Registration Statements should preclude i2 from utilizing Rule 12h-3.

- *i2 will meet the requirements of Rules 12h-3(a) and (b) to suspend its duty under Section 15(d) to file reports required by Section 13(a).* i2 has filed all reports required by Sections 13(a) and 15(d) for its fiscal years ended December 31, 2007, 2008 and 2009 and for the current year to date, including its Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, and several Current Reports on Form 8-K, including a Current Report on Form 8-K announcing, among other things, the completion of the Merger (filed on February 2, 2010). Thus, i2 advises the Staff that, as of the date of this letter, i2 is current in its reporting obligations under the Exchange Act and it further represents that, as of the date that the Form 15 to suspend its reporting obligations under Section 15(d) pursuant to Rule 12h-3 is expected to be filed, i2 will have filed with the Commission all reports required by Sections 13(a) or 15(d) prior to such date. Moreover, no holder of i2 Common Stock, i2 Options or i2 RSUs covered by any of the registration statements described above remains as an i2 stockholder or optionholder because, as a result of the Merger, all of the shares of i2 Common Stock covered by the Pre-FY 2009 Registration Statements and the FY 2009 Registration Statements were converted into the right to receive the Merger Consideration, all of the i2 Options were converted into the right to receive the Merger Consideration with respect to the number of shares of i2 Common Stock that would have been issuable upon a net exercise of such option, all of the i2 RSUs became fully vested (except that if the applicable award agreement provided that a lesser percentage became vested upon consummation of the Merger, such award only became vested as to such lesser percentage) and were canceled and extinguished and the holder of such award became entitled to receive the applicable Merger Consideration for each share of i2 Common Stock into which the vested portion of the award would otherwise have been convertible, and all of the i2 Warrants ceased to represent a right to acquire shares of i2 Common Stock, were assumed by JDA and automatically converted into a warrant of JDA pursuant to which the holders thereof became entitled to receive, upon exercise of such warrant following the Merger but prior to the expiration date of such warrant, the Merger Consideration that such holders would have been entitled to receive in the Merger had they exercised their i2 Warrants for shares of i2 Common Stock immediately prior to the consummation of the Merger.



- *Section 15(d)'s purpose of providing current information to purchasers and the investing public will not be at issue as to i2*: The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified as a matter of public policy. With regard to the i2 Common Stock, the Staff has previously indicated in a number of no-action letters that Rule 12h-3(c) was not intended to apply to normal course updating of Form S-8 registration statements pursuant to Section 10(a)(3) or to Form S-8 registration statements which became effective in a given fiscal year where following a merger all of the outstanding common stock was converted into the right to receive cash consideration. *See, e.g.*, Energy East Corporation (available October 31, 2008) (no action relief granted where issuer's registration statements on Forms S-3 and S-8 either became effective or were updated for purposes of Section 10(a)(3) in the fiscal year of acquisition and common stock was converted into the right to receive the cash merger consideration); ACE*COMM Corporation (available September 26, 2008) (no action relief granted under Rule 12h-3 where issuer's registration statements on Forms S-3, S-4 and S-8 were updated for purposes of Section 10(a)(3) and Form S-3 became effective in the fiscal year of acquisition); DSL.net, Inc. (available March 29, 2007) (no action relief under Rule 12h-3 granted where issuer's registration statements on Forms S-3 and S-8 were updated for purposes of Section 10(a)(3) in the fiscal year of acquisition). As indicated above, as a result of the Merger, all of the shares of i2 Common Stock covered by the Pre-FY 2009 Registration Statements and the FY 2009 Registration Statements were converted into the right to receive the Merger Consideration, all of the i2 Options were converted into the right to receive the Merger Consideration with respect to the number of shares of i2 Common Stock that would have been issuable upon a net exercise of such option, all of the i2 RSUs became fully vested (except that if the applicable award agreement provided that a lesser percentage became vested upon consummation of the Merger, such award only became vested as to such lesser percentage) and were canceled and extinguished and the holder of such award became entitled to receive the applicable Merger Consideration for each share of i2 Common Stock into which the vested portion of the award would otherwise have been convertible, and all of the i2 Warrants ceased to represent a right to acquire shares of i2 Common Stock, were assumed by JDA and automatically converted into a warrant of JDA pursuant to which the holders thereof became entitled to receive, upon exercise of such warrant following the Merger but prior to the expiration date of such warrant, the Merger Consideration that such holders would have been entitled to receive in the Merger had they exercised their i2 Warrants for shares of i2 Common Stock immediately prior to the consummation of the Merger. Accordingly, there are no longer any securities of i2 outstanding (except for the shares of i2 Common Stock directly owned by JDA), and no i2 Options, i2 RSUs, i2 Warrants or rights to acquire i2 securities remain outstanding. Consequently, there are no holders of i2 Common Stock covered by such registration statements and no investors are able to purchase securities of i2 under such registration statements. Therefore, there are no "purchasers" under these registration statements who would be protected by, or would in any way benefit from, the continued filing of periodic reports by i2 that would result from the application of Rule 12h-3(c).

  In addition, with regard to i2's FY 2009 Registration Statement on Form S-3, in the proposing release to revise Rule 12h-3, the Commission stated that the purpose of reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end



of the year in which it makes a registered offering." *See SEC Release No. 34-20263 (October 5, 1983)* (the "***Proposing Release***"). As a result of the Merger, however, all of the shares of i2 Preferred Stock (the shares of i2 Common Stock issuable upon conversion of which were covered by the FY 2009 Registration Statement on Form S-3) were converted into the right to receive cash, all of the shares of i2 Common Stock covered by the FY 2009 Registration Statement on Form S-3 were converted into the right to receive the Merger Consideration, there are no longer any shares of i2 Common Stock outstanding (except for shares of i2 Common Stock directly owned by JDA), and i2 has deregistered any unsold i2 Common Stock on such registration statement by the filing of a post-effective amendment with respect to such registration statement (which post-effective amendment was declared effective by the Commission on February 16, 2010). Accordingly, since no person other than JDA owns any shares of i2 Common Stock, and no investor is or will be able to purchase or otherwise be issued any i2 Common Stock pursuant to such registration statement, the protection of Section 15(d) is no longer necessary for potential purchasers. Requiring i2 to continue its Section 15(d) reporting does not appear to be justified by the Commission's policy articulated in the Proposing Release and would impose a heavy burden on i2 and JDA due to the expense and dedication of management time which would be required to prepare the 2009 10-K and subsequent Exchange Act filings.

- *The benefits of reporting do not outweigh the burdens of making such filings*. In the Proposing Release, the Commission noted that Rule 12h-3 suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of reporting by an issuer might not always be commensurate with the burdens imposed." In several analogous cases, the Staff has recognized that the benefits of reporting when there is only one holder of common stock do not outweigh the burdens of making such filings. *See, e.g.*, Wyeth (available November 9, 2009); UST Inc. (available February 18, 2009); Anheuser-Busch Companies (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); Energy East Corporation (available October 31, 2008); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 15, 2006); IVAX Corporation (available March 10, 2006); and MTech Corporation (available August 31, 1988). In the case of i2, and as a result of and following the Merger, no securities of i2 are outstanding (except for the shares of i2 Common Stock directly owned by JDA), and no options, warrants or rights to acquire i2 securities remain outstanding.

- *Prior no action relief granted with respect to Rule 12h-3(c)*: The Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken no action positions similar to that requested herein in many other instances. *See, e.g.*, Wyeth (available November 9, 2009); PlanetOut Inc. (available August 12, 2009; Westaff, Inc. (available May 19, 2009; UST Inc. (available February 18, 2009); Anheuser-Busch Companies (available February 18, 2009); EnergySouth, Inc. (available December 11, 2008); Energy East Corporation (available October 31, 2008); ACE*COMM Corporation (available September 26, 2008); CollaGenex Pharmaceuticals, Inc. (available May 12, 2008); Loudeye Corp. (available November 7, 2006); WaveRider Communications Inc. (available March 31, 2006); PacifiCare Health Systems, Inc. (available March 15, 2006); IVAX Corporation (available March 10, 2006); Unocal Corporation (available October 21, 2005); 3333 Holding Corporation, Centex Development Company, L.P. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003); PayPal, Inc. (available November 13, 2002); ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); and MTech Corporation (available August 31, 1988).



In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or updated pursuant to Section 10(a)(3) in the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly owned subsidiary of another company.

V. Conclusion and Request

For the reasons discussed above, we respectfully request, on behalf of i2, that the Staff issue a no-action letter advising us that the Staff concurs in i2's view that the updating of the Pre-FY 2009 Registration Statements during the fiscal year ended December 31, 2009 pursuant to Section 10(a)(3) of the Securities Act, and the effectiveness of the FY 2009 Registration Statements during the fiscal year ended December 31, 2009, would not preclude i2 from utilizing Rule 12h-3 to suspend i2's duty to file with the Commission the reports required by Section 13(a) and Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, with respect to the fiscal year ended December 31, 2009. If and when relief is granted by the Staff with respect to the foregoing, i2 will file Form 15 (designating Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i) as the appropriate rule provisions relied upon to suspend the duty to file reports) on or before March 16, 2010, the date on which i2's next periodic report (the 2009 10-K) is due pursuant to the Exchange Act. Alternatively, we request, on behalf of i2, an exemption, pursuant to Section 12(h), from any obligation of i2 to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please call David P. Lewis at (480) 606-5126 or David Pendergast at (480) 606-5117 to discuss any questions you may have concerning this request.

Sincerely,



David P. Lewis
DLA Piper LLP (US)

On behalf of JDA Software Group, Inc. and
i2 Technologies, Inc.

cc: G. Michael Bridge



<u>**Annex A**</u>

Form	Effective Date	File Number	Effective Date of Post-Effective Amendment
S-1 converted to S-3	May 5, 2009	333-156638	February 16, 2010
S-8	May 14, 1996	333-03703	February 2, 2010
S-8	May 13, 1997	333-27009	February 2, 2010
S-8	May 30, 1997	333-28147	February 2, 2010
S-8	May 27, 1998	333-53667	February 2, 2010
S-8	August 24, 1999	333-85791	February 2, 2010
S-8	May 5, 2000	333-36478	February 2, 2010
S-8	June 23, 2000	333-40038	February 2, 2010
S-8	August 15, 2000	333-43838	February 2, 2010
S-8	August 17, 2001	333-67868	February 2, 2010
S-8	April 9, 2002	333-85884	February 2, 2010
S-8	September 30, 2003	333-109314	February 2, 2010
S-8	May 4, 2004	333-115143	February 2, 2010
S-8	March 16, 2006	333-132473	February 2, 2010
S-8	April 27, 2009	333-158815	February 2, 2010